UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 19, 2010

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on May 18, 2010, entitled “VODAFONE ANNOUNCES RESULTS FOR THE YEAR ENDED 31 MARCH 2010”.

18 May 2010

VODAFONE ANNOUNCES RESULTS FOR THE YEAR ENDED 31 MARCH 2010

2010 guidance exceeded, revenue trends improve in fourth quarter

•	Group revenue increased by 8.4% to £44.5 billion. Group service revenue increased by 8.9% to £41.7 billion. Q4 organic service revenue fell 0.2%(*)(1), a second successive quarterly improvement

•

Europe service revenue declined 3.5%(*) to £28.3 billion. In Q4 service revenue declined 1.7%(*)(1), an improvement on Q3. Strong revenue growth continued in data and fixed broadband. In mobile, improvements were driven by data, enterprise and roaming, with voice usage and price trends broadly similar to the previous quarter

•

Africa and Central Europe service revenue declined 1.2%(*) to £7.4 billion. In Q4 service revenue increased by 2.4%(*), a 2.9 percentage point improvement on Q3, driven by strong revenue growth in Turkey (+31.3%(*)) and continued growth at Vodacom (+4.6%(*))

•

Asia Pacific and Middle East service revenue increased by 9.8%(*) to £6.1 billion. In Q4 service revenue increased by 5.0%(*), on lower than the previous quarter due to the start-up of Indus Towers in Q1 2009. India again generated quarter on quarter revenue growth. Its customer base now exceeds 100 million

•	Group EBITDA was £14.7 billion, up 1.7%. The EBITDA margin declined in line with expectations

•	Verizon Wireless posted another set of strong results for the financial year with service revenue growth of 6.3%(*)

•	Adjusted operating profit was £11.9 billion using guidance assumptions(2), exceeding revised guidance. On a reported basis adjusted operating profit was £11.5 billion

•

Although our operational performance in India since acquisition in 2007 has been strong, the award of six new national licences in the market one year after our entry and the resulting intense price competition have led to an impairment charge of £2.3 billion, partially offset by a £0.2 billion reversal related to Turkey

•

Adjusted earnings per share was 16.11 pence with growth impacted by the inclusion of a tax benefit and associated interest credit in the prior year. Excluding this benefit adjusted earnings per share increased by 6.6%

•	Free cash flow grew 26.5% to £7.2 billion, exceeding guidance and reflecting the benefits of a working capital improvement programme. Capital investment was maintained at prior year levels

•	Proportionate mobile customer base was 341 million with 8.5 million net additions during Q4

Positive results on our strategic priorities

•

In Europe we targeted commercial investment in high value and data customers, increased our range of value enhancement products and improved our device portfolio to increase competitiveness; in India we increased revenue market share; and the impact of our turnaround strategy is now evident in Turkey

•	Data revenue exceeded £4 billion for the first time, up 19.3%(*), with increased take up of data-enabled smartphones across Europe. The Group’s active data users now exceed 50 million

•	Fixed line revenue grew by 7.9%(*) to £3.3 billion with strong broadband customer growth and increased market share. The Group’s fixed broadband customer base is now 5.6 million

•

We have launched integrated services for enterprise customers across Europe. Vodafone Global Enterprise delivered organic revenue growth and now has a customer base of over 550 multinational businesses

•

£1 billion cost savings programme delivered one year ahead of schedule, partially used to finance growth initiatives and volume increases. New two-year £1 billion cost programme, announced in November 2009, now under execution

Final dividend +9%; 3 year dividend per share growth target of 7% per annum(3)

•	Final dividend per share 5.65 pence up 9% making total dividends 8.31 pence per share, up 7% reflecting strong underlying business performance and cash generation

•

Expect free cash flow to be between £6.0 billion and £7.0 billion per annum for the next three financial years, reflecting strong operational performance and delivery in emerging markets over this time period

•	Annual dividend per share growth target of no less than 7% for the next three financial years

•	We expect that total dividends per share will be no less than 10.18 pence per share for the 2013 financial year

Guidance for the 2011 financial year(3)

•	Adjusted operating profit expected to be in the range of £11.2 billion to £12.0 billion

– Return to organic service revenue growth expected during 2011 financial year

– Capital expenditure should be similar to 2010 financial year, adjusted for foreign exchange

•	Free cash flow expected to be in excess of £6.5 billion consistent with three year target

Vittorio Colao, Chief Executive, commented:

“Vodafone’s financial results exceeded our upgraded guidance on all measures. Revenue trends have improved again in Q4 driven by growth in mobile data and fixed broadband. Cost reduction targets were delivered ahead of schedule enabling commercial reinvestment to improve market share and further strengthen our technology platforms. Free cash flow of £7.2 billion and confidence in Vodafone’s prospects have enabled us to increase dividends by 7% and to target 7% per annum growth in total dividends per share for the next three years. We are creating a stronger Vodafone, which is positioned to return to revenue growth during the 2011 financial year, as economic recovery should benefit our key markets.”

Notes:

(*)

All amounts in this document marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.

(1)	Excluding the impact of IFRIC 13 (accounting for customer incentive schemes) in Italy in Q4, Europe service revenue declined 2.4% and Group service revenue declined by 0.6%.
(2)

Adjusted operating profit recalculated to reflect assumptions used in the guidance issued for the 2010 financial year including foreign exchange rates of £1:€1.12 and £1:US$1.50 and excluding Alltel restructuring costs of c.£0.2 billion.

(3)	For the 2011 financial year and three year guidance and dividend assumptions see page 8.

CHIEF EXECUTIVE’S STATEMENT

Financial review of the year

We have made significant progress in implementing our strategy. We now generate 33% of service revenue from products other than mobile voice reflecting the shift of Vodafone to a total communications provider. In particular, mobile data and fixed broadband services continue to grow while we increased the contribution being made by our operations in emerging economies, primarily by gaining market share. We have reduced costs and working capital to manage better in the recessionary environment while maintaining investment in our networks.

As a result, Vodafone’s financial results are ahead of the guidance range we issued in May 2009 and the upgraded guidance we issued in February 2010. The Group generated free cash flow of approximately £1 billion ahead of our medium-term target established in November 2008 even after adjusting for beneficial foreign exchange.

The economic situation has remained challenging throughout the year affecting our business in several ways. In our more mature European and Central European operations, voice and messaging revenue declined and roaming revenue fell due to lower business and leisure travel. In addition, enterprise revenue declined in Europe as our business customers reduced activity and headcount. However, results in Africa and India remained robust driven by continued, albeit lower, GDP growth and increasing market penetration. During the course of the financial year the impact of the global slowdown on the Group’s financial performance has diminished somewhat with Group service revenue declining in the fourth quarter by only 0.2%(*), better than the preceding three quarters and the second successive quarterly improvement.

In the full year Group revenue increased by 8.4% to £44.5 billion, declining 2.3%(*) after excluding benefits from foreign exchange and acquisitions. The Group’s EBITDA margin declined by 2.2 percentage points to 33.1%, in line with our expectations, primarily as a result of lower revenue in Europe and the greater weight of lower margin operations in emerging economies. Group adjusted operating profit was £11.5 billion, with a growing contribution from Verizon Wireless and foreign exchange benefits offsetting weaker performance in Europe.

Group free cash flow was £7.2 billion, up 26.5%, benefiting from significant improvements in working capital management and a deferred dividend from Verizon Wireless. This exceptional level of cash flow was generated whilst maintaining capital investment, developing fixed broadband services in Europe, funding the turnaround in Turkey and Ghana, and expanding in India.

At the year end we had 341 million proportionate mobile customers worldwide.

Europe service revenue declined by 3.5%(*). Data and fixed line revenue growth was strong but this was more than offset by ongoing voice price reduction and lower volume growth in our core voice products. Europe’s EBITDA margin declined by 1.0 percentage point, at about the same rate as the previous year, reflecting lower revenue, increased commercial activity, reduced cost and the increased contribution from lower margin fixed broadband. Operating free cash flow was strong at £8.2 billion.

Africa and Central Europe service revenue declined by 1.2%(*), with good revenue growth at Vodacom and a much stronger result in Turkey being offset by the impact of weaker economies in Central Europe. The EBITDA margin declined by around 2 percentage points, due to lower profitability in Turkey where we have focused on investment in the network, distribution, driving market share and brand visibility.

Asia Pacific and Middle East service revenue increased by 9.8%(*), reflecting another strong contribution from India where service revenue grew by 14.7%(*). During the 2010 financial year we attracted 32 million customers in India and in March we exceeded the 100 million customer mark. In a very competitive pricing environment we were pleased to have confirmed our number two position in the market. Since Vodafone’s entry into India in 2007, our performance has been strong. We have gained about 1 percentage point per annum in revenue market share, added 72 million customers, moved the business into operating free cash flow generation and launched Indus Towers, the world’s largest tower company with more than 100,000 towers under management. However the introduction of six additional national mobile licences one year after our entry and the resulting intense price competition have led to a £2.3 billion impairment charge. In Australia our joint venture company with Hutchison continues to perform in line with the merger plan with pro-forma revenue growth of 8%. The EBITDA margin for the region declined by 2.2 percentage points, primarily reflecting lower margins in India caused by the competitive pricing environment and operating investment in new circles.

Verizon Wireless posted another set of strong results for the financial year. Service revenue growth was 6.3%(*) driven by increased customer penetration and data, although price competition has increased and growth rates have

CHIEF EXECUTIVE’S STATEMENT

slowed in the second half of the year. We have established joint initiatives with Verizon Wireless around LTE technology and enterprise customers during the year.

We maintained capital investment at a similar level to the previous financial year and invested £6.2 billion, consistent with our guidance in May 2009. Capital expenditure in Europe was slightly higher than in the 2009 financial year as we took advantage of our strong cash generation to accelerate investment in fixed and mobile broadband networks, and in services to enterprise customers.

Adjusted earnings per share was 16.11 pence, lower than last year primarily as the result of a one-off tax and associated interest benefit in the prior year. Excluding this adjusted earnings per share increased by 6.6%.

Total dividends per share have increased by 7% to 8.31 pence with a final dividend of 5.65 pence per share, up 9% reflecting the strong cash performance of the Group.

Strategy

Vodafone continues to evolve towards being a total communications provider, rebalancing mobile voice in mature economies with increasing revenue from broadband data services. We have also increased the proportion of revenue we generate from emerging economies. In parallel we continued to reduce our cost base to finance growth and commercial competitiveness primarily by leveraging our Group scale.

1. Drive operational performance

We have reinforced the commercial focus of our operating companies by emphasizing relative market share of quality customers, exploitation of the data opportunity and expansion into converged services. Progress in all areas has become more evident in the second half of the year.

At the same time we accelerated our £1 billion cost reduction programme, announced in 2008, and delivered its full benefits one year ahead of plan. The majority of these savings were generated by our European operations and from cost reductions in our central functions. Despite growth in mobile voice minutes and a significant increase in data usage, Europe’s overheads declined enabling commercial investment to be increased.

In November we announced a further £1 billion cost saving programme to be delivered by the 2013 financial year. This will help us to offset inflationary pressures and the competitive environment and enable us to invest in our revenue growth opportunities. Around half of these savings will be available for commercial reinvestment or margin enhancement.

We will continually update our programme to identify further ways in which the Group can benefit from its regional scale and further reduce costs in order to offset external pressures and competitor action and to invest in growth.

2. Pursue growth opportunities in total communications

Data revenue grew by 19.3%(*) and is now over £4 billion. In addition to driving continued growth in PC connectivity services, we have been particularly successful in increasing smartphone penetration across our customer base and in ensuring that smartphone customers subscribed for additional data services.

During the financial year our active data users across the Group increased to around 50 million and within this the number of mobile internet users to around 31 million. These achievements, while significant, highlight the huge potential of data as we increase penetration of the remaining part of our 341 million proportionate customer base.

Fixed line revenue increased by 7.9%(*) during the year. We now have 5.6 million fixed broadband customers, an increase of around 1 million during the year. In Europe EBITDA margins of the fixed activities remained stable at around 14% and the business was broadly free cash flow neutral after capital expenditure of approximately £450 million.

Europe’s enterprise revenue declined by 4.1%(*) during the year as a consequence of the significant impact of the economic downturn on our enterprise customers. In contrast Vodafone Global Enterprise, which serves our larger enterprise customers on a Group-wide basis, had a good year and delivered revenue growth of around 2%(*) demonstrating the strength of Vodafone services to multinational corporations. During the year we launched fixed mobile convergent products such as Vodafone One Net specifically for smaller and medium enterprise customers which will position us well for recovery in due course.

CHIEF EXECUTIVE’S STATEMENT

3. Execute in emerging markets

In India we have secured the number two position in the market by revenue despite fierce price competition stimulated by new entrants. Indus Towers is now the world’s largest tower company with over 100,000 towers under management.

Vodacom increased service revenue by 4.6%(*) and maintained its leadership in South Africa. In Turkey service revenue increased by 31.3%(*) in the last quarter and 5.3%(*) in the full year. The turnaround plan has brought the company back to growth and we now have to focus on continuing this momentum in the forthcoming financial year.

While we look at opportunities to expand as they are presented, we remain cautious with respect to future footprint expansion. Our primary focus remains on driving results from our existing emerging markets.

4. Strengthen capital discipline to drive shareholder returns

Cash generation by the Group has been strong throughout the recession, reflecting significant cost reductions and the success of the Group wide working capital improvement plan in its first of two years.

During the year we returned approximately £4.1 billion of free cash flow to shareholders in the form of dividends. The remaining free cash flow was used to fund the Vodacom stake purchase completed in May 2009 and spectrum purchases in Turkey, Egypt and Italy. Net debt declined to £33.3 billion primarily as a result of foreign exchange movements. The Group has retained a low single A credit rating.

We now expect that annual free cash flow for the Group will be between £6.0 billion and £7.0 billion (using guidance foreign exchange rates) for the next three financial years ending 31 March 2013 reflecting the successful execution of the Group’s strategy and our expectations for improving operating free cash flow from our emerging markets and fixed line investments.

The Board is therefore targeting dividend per share growth of at least 7% per annum for the next three financial years ending on 31 March 2013(1). We expect that total dividends per share will therefore be no less than 10.18p for the 2013 financial year.

Performance-driven organisation

Significant changes have been made to the Group’s internal structure, organisation and incentive systems in the last 12 months. Head office functions and management layers have been reduced significantly, simplifying our business processes and increasing the speed with which we can respond to the changing environment.

The specific responsibilities of Group Technology, Group Marketing and our local operating companies have been simplified, eliminating overlapping areas and coordination activities. We are also shifting progressively into incentive schemes which emphasise reward for competitive performance and cash generation.

Prospects for the year ahead(1)

We expect the Group to return to organic revenue growth during the 2011 financial year although this will be dependent upon the strength of the economic environment and the level of unemployment within Europe. In contrast, revenue growth in other emerging economies, in particular India and Africa, is expected to continue as the Group drives penetration and data in these markets.

EBITDA margins are expected to decline at a significantly lower rate than in the 2010 financial year. This reflects the continuing benefit of the Group’s cost saving programme which is enabling us to increase commercial activity and drive increased revenue in data and fixed line.

Adjusted operating profit is expected to be in the range of £11.2 billion to £12.0 billion. Performance will be determined by actual economic trends and the extent to which we decide to reinvest cost savings into total communications growth opportunities.

Free cash flow is expected to be in excess of £6.5 billion, consistent with our new three year target.

CHIEF EXECUTIVE’S STATEMENT

We intend to maintain capital expenditure at a similar level to last year, adjusted for foreign exchange, ensuring that we continue to invest in high speed data networks, enhancing our customers’ experience and increasing the attractiveness of the Group’s data products.

Summary

In an extremely challenging economic environment, we have improved Vodafone’s commercial focus and cost efficiency with visible results.

We have made good progress in our growth areas – mobile data, broadband and enterprise – and exceeded our improved guidance, generating strong free cash flow of £7.2 billion. As a result of greater confidence in Vodafone’s prospects and cash generation ability, the Board has adopted a revised dividend policy, delivering attractive growth for shareholders over the next three years(1).

Economic growth remains fragile in many of our largest markets but we remain confident that our strategy is creating a stronger Vodafone.

Note:

(1)          For the 2011 financial year and three year free cash flow guidance and dividend assumptions see page 8.

GROUP FINANCIAL HIGHLIGHTS

		2010	2009	% change
	Page	£m	£m	Reported	Organic
Financial information(1)
Revenue		44,472	41,017	8.4	(2.3)
Operating profit		9,480	5,857	61.9
Profit before taxation		8,674	4,189	107.1
Profit for the financial year		8,618	3,080	179.8
Basic earnings per share (pence)		16.44p	5.84p	181.5
Capital expenditure(2)		6,192	5,909	4.8
Cash generated by operations		15,337	14,634	4.8

Performance reporting(1)(2)
Group EBITDA	14,735	14,490	1.7	(7.4)
Adjusted operating profit	11,466	11,757	(2.5)	(7.0)
Adjusted profit before tax	10,564	10,468	0.9
Adjusted effective tax rate	24.0%	16.7%
Adjusted profit attributable to equity shareholders	8,471	9,057	(6.5)
Adjusted earnings per share (pence)	16.11p	17.17p	(6.2)
Free cash flow(3)	7,241	5,722	26.5
Net debt	33,316	34,223	(2.7)

Notes:

(1)  Amounts presented at 31 March or for the year then ended.

(2)  See page 30 for “use of non-GAAP financial information” and page 36 for “definition of terms”.

(3)  All references to free cash flow and operating free cash flow are to amounts before licence and spectrum payments.

GUIDANCE AND DIVIDEND GROWTH TARGET

Please see page 30 for “use of non-GAAP financial information”, page 36 for “definition of terms” and page 37 for “forward-looking statements”.

	2010 financial year	2011 financial year	Three year
	Actual performance	Guidance	Guidance
	£ billion	£ billion	£ billion
Adjusted operating profit	11.5	11.2 – 12.0	n/a
Free cash flow	7.2	In excess of 6.5	6.0 to 7.0

2011 financial year

We expect the Group to return to low levels of organic revenue growth during the 2011 financial year although this will be dependent upon the strength of the economic environment and the level of unemployment within Europe. In contrast revenue growth in emerging economies, in particular India and Africa, is expected to continue as the Group drives penetration and data in these markets.

EBITDA margins are expected to decline but at a significantly lower rate than that experienced in the previous year. Adjusted operating profit is expected to be in the range of £11.2 billion to £12.0 billion. Total depreciation and amortisation charges are expected to be slightly higher than the prior year, before the impact of licence and spectrum purchases, if any, during the 2011 financial year.

Free cash flow is expected to be in excess of £6.5 billion reflecting a continued but lower level of benefit from the working capital improvement programme launched in the 2010 financial year. We intend to maintain capital expenditure at a similar level to last year, adjusted for foreign exchange, ensuring that we continue to invest in high speed data networks, enhancing our customer experience and increasing the attractiveness of the Group’s data services.

The adjusted tax rate percentage is expected to be in the mid 20s for the 2011 financial year with the Group targeting a similar level in the medium-term. The Group continues to seek resolution of the UK Controlled Foreign Company and India tax cases.

Three year free cash flow and dividend per share growth target

We expect that annual free cash flow will be between £6.0 billion and £7.0 billion, in each of the financial years in the period ending 31 March 2013, underpinning a dividend per share growth target of at least 7% per annum for each of these financial years. We therefore expect that total dividends per share will be no less than 10.18p for the 2013 financial year.

Assumptions

Guidance is based on our current assessment of the global economic outlook and assumes foreign exchange rates of £1:€1.15 and £1:US$1.50 throughout this three year period. It excludes the impact of licence and spectrum purchases, if any, material one-off tax settlements and restructuring costs and assumes no material change to the current structure of the Group.

With respect to the dividend growth target, as the Group’s free cash flow is predominantly generated by companies operating within the euro currency zone, we have assumed that the euro to sterling rate remains within 10% of the above guidance exchange rate.

A 1% change in the euro to sterling exchange rate would impact adjusted operating profit by approximately £70 million and free cash flow by approximately £60 million.

FINANCIAL RESULTS

Group(1)(2)

			Asia
		Africa	Pacific
		and	and
		Central	Middle	Verizon	Common
	Europe	Europe	East	Wireless	Functions(3)	Eliminations	2010	2009	% change
	£m	£m	£m	£m	£m	£m	£m	£m	£	Organic(4)
Voice revenue	17,546	5,729	4,734	–	–	–	28,009	26,906
Messaging revenue	3,698	598	498	–	1	–	4,795	4,473
Data revenue	3,082	532	436	–	1	–	4,051	3,046
Fixed line revenue	2,950	254	85	–	–	–	3,289	2,727
Other service revenue	1,034	292	393	–	4	(148)	1,575	1,142
Service revenue	28,310	7,405	6,146	–	6	(148)	41,719	38,294	8.9	(1.6)
Other revenue	1,568	621	335	–	263	(34)	2,753	2,723
Revenue	29,878	8,026	6,481	–	269	(182)	44,472	41,017	8.4	(2.3)
Direct costs	(6,862)	(2,229)	(1,852)	–	(10)	148	(10,805)	(9,970)
Customer costs	(8,660)	(2,003)	(1,320)	–	(267)	1	(12,249)	(10,951)
Operating expenses	(3,429)	(1,467)	(1,469)	–	(351)	33	(6,683)	(5,606)
EBITDA	10,927	2,327	1,840	–	(359)	–	14,735	14,490	1.7	(7.4)
Depreciation and amortisation:
Acquired intangibles	(23)	(818)	(383)	–	(2)	–	(1,226)	(799)
Purchased licences	(980)	(38)	(110)	–	–	–	(1,128)	(1,018)
Other	(3,580)	(992)	(995)	–	(90)	–	(5,657)	(5,007)
Share of result in associates	574	48	6	4,112	2	–	4,742	4,091
Adjusted operating profit	6,918	527	358	4,112	(449)	–	11,466	11,757	(2.5)	(7.0)
Impairment losses, net							(2,100)	(5,900)
Other income and expense							114	–
Operating profit							9,480	5,857
Non-operating income and expense							(10)	(44)
Net financing costs							(796)	(1,624)
Income tax expense							(56)	(1,109)
Profit for the financial year							8,618	3,080

Notes:

(1)    The Group revised how it determines and discloses segmental EBITDA and adjusted operating profit during the year. Further details of this change are provided under the heading “change in presentation” on page 36.

(2)    Current year results reflect average exchange rates of £1:€1.13 and £1:US$1.60.

(3)    Common functions primarily represents the results of the partner markets and the net result of unallocated central Group costs and excludes income from intercompany royalty fees.

(4)    Organic growth includes India and Vodacom (except the results of Gateway) at the current level of ownership but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009. See “acquisitions” on page 24 for further details.

FINANCIAL RESULTS

Revenue

Group revenue increased by 8.4% to £44,472 million, with favourable exchange rates contributing 5.7 percentage points of growth and merger and acquisition activity contributing 5.0 percentage points. During the year the Group acquired an additional 15% stake in Vodacom and fully consolidated its results from 18 May 2009.

Group service revenue increased by 8.9% to £41.7 billion, while organic service revenue declined by 1.6%(*). Service revenue was impacted by challenging economic conditions in Europe and Central Europe offset by growth in Africa, Asia Pacific and the Middle East.

In Europe service revenue fell 3.5%(*), a 1.8 percentage point decline on the previous year reflecting challenging economic conditions in most markets offset by growth in Italy and the Netherlands. The decline was primarily driven by reduced voice revenue resulting from continued market and regulatory pressure on pricing and slower usage growth partially offset by growth in data and fixed line. Data revenue grew by 17.7%(*) due to an increase in data plans sold with smartphones and good PC connectivity revenue across the region. Fixed line revenue increased by 7.7%(*) with the number of fixed broadband customers reaching 5.4 million at 31 March 2010, a net increase of 960,000 customers during the financial year.

In Africa and Central Europe service revenue fell by 1.2%(*), a 4.3 percentage point decline on the previous year resulting from challenging economic conditions in Central Europe, mobile termination rate cuts across the region and competition led pricing movements in Romania partially offset by strong growth in Vodacom. Turkey returned to growth in the second half of the financial year with service revenue growing 31.3%(*) in the fourth quarter. Romania experienced intense competition throughout the year with service revenue declining 19.9%(*). Mobile termination rate cuts across Central Europe, which became effective during the year, contributed 3.4 percentage points to the decline in service revenue.

In Asia Pacific and Middle East service revenue increased by 9.8%(*). India’s service revenue increased by 14.7%(*), 4.7 percentage points of which was delivered by the network sharing joint venture Indus Towers with the remainder being driven by a 46.7% increase in the mobile customer base offset in part by a decline in mobile voice pricing. In Egypt service revenue grew by 1.3%(*) and Qatar increased its mobile customer base to 465,000, following the launch of services in July.

Operating profit

EBITDA increased by 1.7% to £14,735 million, with favourable exchange rates contributing 5.8 percentage points and the impact of merger and acquisition activity, primarily the full consolidation of Vodacom, contributing 3.3 percentage points to EBITDA growth.

In Europe, EBITDA decreased by 7.3%(*), with a decline in the EBITDA margin of 1.0 percentage point, primarily driven by the downward revenue trend and the growth of lower margin fixed line operations partially offset by operating and direct cost savings.

Africa and Central Europe’s EBITDA decreased by 5.8%(*) resulting from reduced EBITDA margins across the majority of Central Europe due to challenging economic conditions and investment in Turkey to drive growth in the second half of the financial year. Strong revenue growth in Vodacom, combined with direct and customer cost savings partially offset the decline in Central Europe.

In Asia Pacific and Middle East EBITDA increased by 1.4%(*), with growth in India being partially offset by declines in other markets due to pricing and recessionary pressure and the start-up in Qatar.

Operating profit increased primarily due to changes in impairment losses. In the 2010 financial year, the Group recorded net impairment losses of £2,100 million. Vodafone India was impaired by £2,300 million primarily due to intense price competition following the entry of a number of new operators into the market. This was partially offset by a £200 million reversal in relation to Vodafone Turkey resulting primarily from movements in discount rates. In the prior year impairment losses of £5,900 million were recorded.

Adjusted operating profit decreased by 2.5%, or 7.0%(*) on an organic basis, with a 6.0 percentage point contribution from favourable exchange rates, whilst the impact of merger and acquisition activity reduced adjusted operating profit growth by 1.5 percentage points.

The share of results in Verizon Wireless, the Group’s associate in the US, increased by 8.0%(*) primarily due to the expanding customer base, robust data revenue and operating expenses efficiencies partially offset by higher customer acquisition and retention costs.

FINANCIAL RESULTS

Net financing costs

	2010 £m	2009 £m
Investment income	716	795
Financing costs	(1,512)	(2,419)
Net financing costs	(796)	(1,624)
Analysed as:
Net financing costs before dividends from investments	(1,024)	(1,480)
Potential interest charges arising on settlement of outstanding tax issues(1)	(23)	81
Dividends from investments	145	110
	(902)	(1,289)
Foreign exchange(2)	(1)	235
Equity put rights and similar arrangements(3)	(94)	(570)
Interest on settlement of German tax claim(4)	201	–
	(796)	(1,624)

Notes:

(1)          Excluding interest on settlement of German tax claim.

(2)          Comprises foreign exchange differences reflected in the income statement in relation to certain intercompany balances and the foreign exchange differences on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank in April 2006.

(3)          Primarily represents foreign exchange movements and accretion expense. Further details of these options are provided on page 44 of the Group’s annual report for the year ended 31 March 2009.

(4)          See “taxation” below for further details.

Net financing costs before dividends from investments decreased from £1,480 million to £1,024 million primarily due to the impact of significantly lower interest rates given our preference for floating rate borrowing, partially offset by the 13.4% increase in average net debt being offset by changes in the currency mix of debt. At 31 March 2010 the provision for potential interest charges arising on settlement of outstanding tax issues was £1,312 million (31 March 2009: £1,635 million).

Taxation

	2010	2009
	£m	£m
Income tax expense	56	1,109
Tax on adjustments to derive adjusted profit before tax	(39)	300
Tax benefit arising on settlement of German tax loss claim	2,103	–
Adjusted income tax expense	2,120	1,409
Share of associates’ tax	572	422
Adjusted income tax expense for purposes of calculating adjusted tax rate	2,692	1,831
Profit before tax	8,674	4,189
Adjustments to derive adjusted profit before tax(1)	1,890	6,279
Adjusted profit before tax	10,564	10,468
Add: Share of associates’ tax and non-controlling interest	652	495
Adjusted profit before tax for the purpose of calculating adjusted effective tax rate	11,216	10,963
Adjusted effective tax rate	24.0%	16.7%

Note:

(1)          See “earnings per share” on page 12.

The adjusted effective tax rate for the year ended 31 March 2010 was 24.0% compared to 16.7% for the prior year. This rate is higher than that of the prior year primarily due to the inclusion in the prior year of a benefit of £767 million following the resolution of long standing tax issues relating to the Group’s acquisition and subsequent restructuring of the Mannesmann Group.

Income tax expense includes a credit of £2,103 million arising from the German tax authorities’ decision that €15 billion of losses booked by a German subsidiary in 2001 are tax deductible. The credit includes benefits claimed in respect of prior years as well as the recognition of a deferred tax asset for the potential use of losses in future tax years.

FINANCIAL RESULTS

Earnings per share

Adjusted earnings per share decreased by 6.2% to 16.11 pence for the year ended 31 March 2010 due the prior year tax benefit discussed on page 11. Basic earnings per share increased to 16.44 pence primarily due to the impairment losses of £5,900 million in relation to Spain, Turkey and Ghana in the prior year compared to net impairment losses of £2,100 million in the current year and the income tax credit arising from the German tax settlement discussed above.

	2010 £m	2009 £m
Profit attributable to equity shareholders	8,645	3,078
Pre-tax adjustments:
Impairment losses, net	2,100	5,900
Other income and expense	(114)	—
Non-operating income and expense	10	44
Investment income and financing costs(1)	(106)	335
	1,890	6,279
Taxation	(2,064)	(300)

Adjusted profit attributable to equity shareholders	8,471	9,057
	Million	Million
Weighted average number of shares outstanding – basic	52,595	52,737
Weighted average number of shares outstanding – diluted	52,849	52,969

Note:

(1)   See notes 1 and 2 in “net financing costs” on page 11.

FINANCIAL RESULTS

Europe(1)

	Germany	Italy	Spain	UK	Other	Eliminations	Europe	% change
	£m	£m	£m	£m	£m	£m	£m	£	Organic
2010
Voice revenue	3,895	3,658	3,859	2,681	3,454	(1)	17,546
Messaging revenue	778	894	400	1,020	606	–	3,698
Data revenue	1,018	516	488	593	467	–	3,082
Fixed line revenue	1,900	540	318	31	161	–	2,950
Other service revenue	131	172	233	386	358	(246)	1,034
Service revenue	7,722	5,780	5,298	4,711	5,046	(247)	28,310	1.5	(3.5)
Other revenue	286	247	415	314	308	(2)	1,568
Revenue	8,008	6,027	5,713	5,025	5,354	(249)	29,878	0.8	(4.1)
Direct costs	(1,728)	(1,359)	(1,161)	(1,521)	(1,340)	247	(6,862)
Customer costs	(2,221)	(1,150)	(2,035)	(1,813)	(1,443)	2	(8,660)
Operating expenses	(937)	(675)	(561)	(550)	(706)	–	(3,429)
EBITDA	3,122	2,843	1,956	1,141	1,865	–	10,927	(2.0)	(7.3)
Depreciation and amortisation:
Acquired intangibles	–	(10)	(2)	(7)	(4)	–	(23)
Purchased licences	(446)	(104)	(7)	(333)	(90)	–	(980)
Other	(981)	(622)	(637)	(646)	(694)	–	(3,580)
Share of result in associates	–	–	–	–	574	–	574
Adjusted operating profit	1,695	2,107	1,310	155	1,651	–	6,918	(2.9)	(8.9)
EBITDA margin	39.0%	47.2%	34.2%	22.7%	34.8%	–	36.6%

2009
Voice revenue	4,040	3,556	3,991	3,200	3,631	(1)	18,417
Messaging revenue	755	833	430	939	623	–	3,580
Data revenue	803	404	419	470	405	–	2,501
Fixed line revenue	1,769	417	265	31	105	–	2,587
Other service revenue	168	137	251	272	265	(292)	801
Service revenue	7,535	5,347	5,356	4,912	5,029	(293)	27,886
Other revenue	312	200	456	480	300	–	1,748
Revenue	7,847	5,547	5,812	5,392	5,329	(293)	29,634
Direct costs	(1,691)	(1,247)	(1,242)	(1,639)	(1,275)	293	(6,801)
Customer costs	(2,031)	(1,044)	(1,988)	(1,795)	(1,374)	–	(8,232)
Operating expenses	(900)	(691)	(548)	(590)	(723)	–	(3,452)
EBITDA	3,225	2,565	2,034	1,368	1,957	–	11,149
Depreciation and amortisation:
Acquired intangibles	–	(55)	(8)	(17)	(8)	–	(88)
Purchased licences	(419)	(95)	(7)	(333)	(86)	–	(940)
Other	(971)	(576)	(598)	(690)	(681)	–	(3,516)
Share of result in associates	–	–	–	–	520	–	520
Adjusted operating profit	1,835	1,839	1,421	328	1,702	–	7,125
EBITDA margin	41.1%	46.2%	35.0%	25.4%	36.7%	–	37.6%

Change at constant exchange rates	%	%	%	%	%
Voice revenue	(9.4)	(3.2)	(9.1)	(16.2)	(10.3)
Messaging revenue	(2.9)	1.3	(12.3)	8.6	(8.2)
Data revenue	19.7	20.9	10.1	26.2	9.0
Fixed line revenue	1.3	22.3	13.3	–	46.1
Other service revenue	(27.1)	18.2	(13.9)	41.9	26.8
Service revenue	(3.5)	1.9	(7.0)	(4.1)	(5.4)
Other revenue	(14.0)	16.8	(14.5)	(34.6)	(4.0)
Revenue	(3.9)	2.4	(7.6)	(6.8)	(5.3)
Direct costs	(3.7)	2.7	(12.0)	(7.2)	(1.1)
Customer costs	2.9	3.9	(3.6)	1.0	(0.9)
Operating expenses	(1.8)	(7.5)	(3.4)	(6.8)	(7.8)
EBITDA	(8.9)	4.3	(9.9)	(16.6)	(10.2)
Depreciation and amortisation:
Acquired intangibles	–	(83.1)	(77.8)	(58.8)	(55.6)
Purchased licences	0.5	3.0	–	–	–
Other	(4.8)	1.8	0.3	(6.4)	(3.6)
Share of result in associates	–	–	–	–	2.5
Adjusted operating profit	(13.3)	7.8	(13.8)	(52.7)	(9.1)
EBITDA margin movement (pps)	(2.1)	0.9	(0.9)	(2.7)	(1.9)

Note:

(1)          The Group revised how it determines and discloses segmental EBITDA and adjusted operating profit during the year. Further details of this change are provided under the heading “change in presentation” on page 36.

FINANCIAL RESULTS

Revenue increased by 0.8% benefiting from exchange rate movements. On an organic basis service revenue declined by 3.5%(*) reflecting reductions in most markets partially offset by growth in Italy and the Netherlands. The decline was primarily driven by reduced voice revenue resulting from continued market and regulatory pressure on pricing and slower usage growth as a result of the challenging economic climate. This was partially offset by growth in data and fixed line revenue.

EBITDA decreased by 2.0% resulting from an organic decline partially offset by a positive contribution from foreign exchange rate movements. On an organic basis, EBITDA decreased by 7.3%(*) resulting from a decline in organic service revenue in most markets and increased customer investment partially offset by operating and direct cost savings. The EBITDA margin declined 1.0 percentage point.

	Organic change	M&A activity	Foreign exchange	Reported change
	%	pps	pps	%
Service revenue
Germany	(3.5)	–	6.0	2.5
Italy	1.9	–	6.2	8.1
Spain	(7.0)	–	5.9	(1.1)
UK	(4.7)	0.6	–	(4.1)
Other Europe	(5.4)	–	5.7	0.3
Europe	(3.5)	0.1	4.9	1.5

Revenue - Europe	(4.1)	0.1	4.8	0.8

EBITDA
Germany	(8.9)	–	5.7	(3.2)
Italy	4.3	–	6.5	10.8
Spain	(9.9)	–	6.1	(3.8)
UK	(17.7)	1.1	–	(16.6)
Other Europe	(10.2)	–	5.5	(4.7)
Europe	(7.3)	0.1	5.2	(2.0)

Adjusted operating profit
Germany	(13.2)	(0.1)	5.7	(7.6)
Italy	7.8	–	6.8	14.6
Spain	(13.8)	–	6.0	(7.8)
UK	(58.3)	5.6	–	(52.7)
Other Europe	(9.3)	0.2	6.1	(3.0)
Europe	(8.9)	0.2	5.8	(2.9)

Germany

Service revenue declined by 3.5%(*) driven by a 5.0%(*) reduction in mobile revenue partly offset by a 1.3%(*) improvement in fixed line revenue. The mobile revenue decline was driven by a decrease in voice revenue impacted by a termination rate cut effective from April 2009, reduced roaming, competitive pressure and continued tariff optimisation by customers. The service revenue decline in the fourth quarter slowed to 1.6%(*) with mobile revenue declining 1.8%(*) driven by the acceleration in data growth and improved usage trends. Data revenue benefited from an increase in Superflat Internet tariff penetration to over 500,000 customers, a 46% increase in smartphones and an 85% increase in active Vodafone Mobile Connect cards compared with the previous year.

Fixed line revenue growth of 1.3%(*) was supported by a 0.4 million increase in fixed broadband customers to 3.5 million at 31 March 2010 and a 0.2 million increase in wholesale fixed broadband customers to 0.4 million at 31 March 2010.

EBITDA declined by 8.9%(*) driven by lower service revenue and investment in customer acquisition and retention offset in part by lower interconnect costs and a reduction of operating expenses principally from fixed and mobile integration synergies.

Italy

Service revenue growth was 1.9%(*) with strong growth in data revenue, driven by higher penetration of PC connectivity devices and mobile internet services, and fixed revenue. The continued success of dual branding led to a closing fixed broadband customer base of 1.3 million on a 100% basis. Increased regulatory, economic and competitive pressures led to the fall in voice revenue partially mitigated through initiatives to stimulate customer

FINANCIAL RESULTS

spending and the continued growth in high value contract customers. Mobile contract customer additions were strong both in consumer and enterprise segments and the closing contract customer base was up by 14.5%.

EBITDA increased by 4.3%(*) and EBITDA margin increased by 1.0 percentage point as a result of increased revenue, continued operational efficiencies and cost control.

Spain

Full year service revenue declined by 7.0%(*) primarily due to a decline in voice revenue which was driven by continued intense competition and economic weakness, including high unemployment, termination rate cuts effective from April and October 2009 and increased involuntary churn. In the fourth quarter the service revenue decline improved to 6.2%(*) as voice usage increased due to further penetration of our flat rate tariffs and fixed line revenue continued to grow with 0.6 million fixed broadband customers by the end of the financial year.

EBITDA declined 9.9%(*) and the EBITDA margin decreased by 0.8 percentage points as the decline in service revenue, the increase in commercial costs and the dilutive effect of lower margin fixed line services more than offset the reduction in overhead costs.

UK

Service revenue declined by 4.7%(*) with lower voice revenue primarily due to a mobile termination rate reduction effective from July 2009, continued intense competition and economic pressures resulting in customers optimising bundle usage and lower roaming revenue. These were partially offset by higher messaging revenue, strong growth in data revenue driven by the success of mobile internet bundles and higher wholesale revenue derived from existing MVNO agreements. The decline in the fourth quarter slowed to 2.6%(*) driven by higher data growth and the impact of mobile customer additions achieved through the launch of new products and expanded indirect distribution channels.

The 17.7%(*) decline in EBITDA was primarily due to lower service revenue and increased customer investment partially offset by cost efficiency initiatives, including streamlined processes, outsourcing and reductions in publicity and consultancy.

Other Europe

Service revenue decreased by 5.4%(*) with declines in all countries except the Netherlands as all markets were impacted by the economic downturn. In the Netherlands service revenue increased 3.0%(*) benefiting from strong growth in visitor revenue. Service revenue in Greece declined by 14.5%(*) primarily due to a mobile termination rate cut effective from January 2009, tariff changes and a particularly tough economic and competitive climate. Service revenue in Ireland declined due to a combination of recessionary and competitive factors. In Portugal there was a termination rate reduction effective from April 2009 which contributed to a fall in service revenue of 4.9%(*).

EBITDA declined by 10.2%(*). The EBITDA margin fell by 1.9 percentage points with declines in all markets except the Netherlands and Portugal. The decline in service revenue was partially offset by lower customer costs and a reduction in operating expenses.

The share of profit in SFR increased reflecting the foreign exchange benefits upon translation of the results into sterling.

FINANCIAL RESULTS

Africa and Central Europe(1)

		Other Africa and	Africa and
	Vodacom	Central Europe	Central Europe	% change
	£m	£m	£m	£	Organic(2)
2010
Voice revenue	3,043	2,686	5,729
Messaging revenue	243	355	598
Data revenue	342	190	532
Fixed line revenue	172	82	254
Other service revenue	154	138	292
Service revenue	3,954	3,451	7,405	44.8	(1.2)
Other revenue	496	125	621
Revenue	4,450	3,576	8,026	45.9	(2.1)
Direct costs	(1,034)	(1,195)	(2,229)
Customer costs	(1,134)	(869)	(2,003)
Operating expenses	(754)	(713)	(1,467)
EBITDA	1,528	799	2,327	35.3	(5.8)
Depreciation and amortisation:
Acquired intangibles	(611)	(207)	(818)
Purchased licences	–	(38)	(38)
Other	(395)	(597)	(992)
Share of result in associates	(2)	50	48
Adjusted operating profit	520	7	527	(21.9)	(7.9)
EBITDA margin	34.3%	22.3%	29.0%

2009
Voice revenue	1,291	2,850	4,141
Messaging revenue	92	368	460
Data revenue	99	152	251
Fixed line revenue	24	64	88
Other service revenue	42	131	173
Service revenue	1,548	3,565	5,113
Other revenue	230	158	388
Revenue	1,778	3,723	5,501
Direct costs	(420)	(1,147)	(1,567)
Customer costs	(438)	(819)	(1,257)
Operating expenses	(314)	(643)	(957)
EBITDA	606	1,114	1,720
Depreciation and amortisation:
Acquired intangibles	(62)	(256)	(318)
Purchased licences	(1)	(26)	(27)
Other	(169)	(557)	(726)
Share of result in associates	(1)	27	26
Adjusted operating profit	373	302	675
EBITDA margin	34.1%	29.9%	31.3%

Change at constant exchange rates	%	%
Voice revenue	100.4	(6.9)
Messaging revenue	121.6	(4.6)
Data revenue	188.2	21.7
Fixed line revenue	493.1	38.8
Other service revenue	209.1	5.3
Service revenue	116.6	(4.2)
Other revenue	79.8	(22.5)
Revenue	111.8	(5.0)
Direct costs	109.4	3.8
Customer costs	116.0	4.9
Operating expenses	108.1	10.7
EBITDA	112.2	(30.0)
Depreciation and amortisation:
Acquired intangibles	737.0	(20.7)
Purchased licences	(100.0)	46.2
Other	102.6	5.5
Share of result in associates	103.1	85.2
Adjusted operating profit	15.6	(97.9)
EBITDA margin movement (pps)	–	(8.0)

Notes:

(1)          The Group revised how it determines and discloses segmental EBITDA and adjusted operating profit during the year. Further details of this change are provided under the heading “change in presentation” on page 36.

(2)          Organic growth includes Vodacom (except the results of Gateway) at the current level of ownership. See “acquisitions” on page 24 for further details.

FINANCIAL RESULTS

Revenue increased by 45.9% benefiting from the treatment of Vodacom as a subsidiary and the full consolidation of its results from 18 May 2009 combined with a significant benefit from foreign exchange rate movements. On an organic basis service revenue declined by 1.2%(*), as the strong growth in Vodacom was offset by a challenging economic environment across Central Europe, mobile termination rate cuts and competition led pricing movements in Romania.

EBITDA increased by 35.3%, also benefiting from the full consolidation of Vodacom and positive foreign exchange rate movements. On an organic basis EBITDA decreased by 5.8%(*), with EBITDA margin decreasing due to turnaround investment in Turkey and Ghana and increased competition and the difficult economic environments across the region.

	Organic change	M&A activity	Foreign exchange	Reported change
	%	pps	pps	%
Service revenue
Vodacom	4.6	112.0	38.8	155.4
Other Africa and Central Europe	(7.0)	2.8	1.0	(3.2)
Africa and Central Europe	(1.2)	37.6	8.4	44.8

Revenue – Africa and Central Europe	(2.1)	38.9	9.1	45.9

EBITDA
Vodacom	10.4	101.8	39.9	152.1
Other Africa and Central Europe	(25.9)	(4.1)	1.7	(28.3)
Africa and Central Europe	(5.8)	30.8	10.3	35.3

Adjusted operating profit
Vodacom	12.5	3.1	23.8	39.4
Other Africa and Central Europe	(65.0)	(32.9)	0.2	(97.7)
Africa and Central Europe	(7.9)	(23.3)	9.3	(21.9)

Vodacom

Service revenue grew by 4.6%(*) driven by a robust performance in South Africa offset by revenue declines in Tanzania and the Democratic Republic of Congo. Data revenue increased by 32.9%(*) driven by increased penetration of mobile broadband and higher mobile internet usage. The introduction of prepaid customer registration in South Africa negatively impacted customer growth in the year and mobile termination rate reductions are expected to reduce growth in the 2011 financial year, with the first reduction taking effect from 1 March 2010.

EBITDA increased by 10.4%(*) driven by the increase in service revenue and lower direct costs and regulatory fees in South Africa.

Other Africa and Central Europe

Service revenue declined by 7.0%(*) with Turkey’s return to growth in the second half of the year being more than offset by the decline in revenue across Central Europe. Service revenue in Turkey increased by 31.3%(*) in the fourth quarter driven by an improving trend in outgoing mobile revenue. The quality and mix of customers continued to improve, with Vodafone remaining the market leader in mobile number portability in Turkey. In Romania service revenue declined by 19.9%(*) due to intense competition throughout the year, mobile termination rate cuts and the continued impact on ARPU resulting from local currency devaluation against the euro, as tariffs are quoted in euros while household incomes are earned in local currency. In the Czech Republic, Hungary and Poland, the decline in service revenue was driven by mobile termination rate cuts which became effective during the year, impacting incoming mobile voice revenue. In the Czech Republic and Hungary challenging economic conditions also contributed to the decline in service revenue. Vodafone launched its 3G network services in the Czech Republic during the fourth quarter.

EBITDA decreased by 25.9%(*) mainly due to a reduction in service revenue coupled with turnaround investment in Turkey and Ghana. The significant service revenue growth in the second half of the financial year in Turkey was driven by investment and improvement in many areas of the business. These led to higher operating costs which, when coupled with increased interconnect costs arising from the introduction of new “any network” tariffs plans, resulted in negative EBITDA for the financial year. In Romania EBITDA decreased by 26.5%(*) due to the revenue decline but this was partially offset by strong cost reduction initiatives in all areas. Other Central European operations benefited from a continued focus on reducing costs to mitigate the impact of the revenue decline.

FINANCIAL RESULTS

Asia Pacific and Middle East(1)

		Other Asia		Asia
		Pacific and		Pacific and
	India	Middle East	Eliminations	Middle East	% change
	£m	£m	£m	£m	£	Organic(2)
2010
Voice revenue	2,547	2,187	–	4,734
Messaging revenue	108	390	–	498
Data revenue	169	267	–	436
Fixed line revenue	2	83	–	85
Other service revenue	243	151	(1)	393
Service revenue	3,069	3,078	(1)	6,146	13.1	9.8
Other revenue	45	290	–	335
Revenue	3,114	3,368	(1)	6,481	11.4	8.6
Direct costs	(880)	(973)	1	(1,852)
Customer costs	(424)	(896)	–	(1,320)
Operating expenses	(1,003)	(466)	–	(1,469)
EBITDA	807	1,033	–	1,840	3.4	1.4
Depreciation and amortisation:
Acquired intangibles	(340)	(43)	–	(383)
Purchased licences	–	(110)	–	(110)
Other	(504)	(491)	–	(995)
Share of result in associates	–	6	–	6
Adjusted operating profit	(37)	395	–	358	(35.6)	(25.9)
EBITDA margin	25.9%	30.7%	–	28.4%

2009
Voice revenue	2,241	2,108	–	4,349
Messaging revenue	85	348	–	433
Data revenue	148	146	–	294
Fixed line revenue	–	53	–	53
Other service revenue	130	176	(1)	305
Service revenue	2,604	2,831	(1)	5,434
Other revenue	85	300	–	385
Revenue	2,689	3,131	(1)	5,819
Direct costs	(878)	(852)	1	(1,729)
Customer costs	(391)	(810)	–	(1,201)
Operating expenses	(703)	(407)	–	(1,110)
EBITDA	717	1,062	–	1,779
Depreciation and amortisation:
Acquired intangibles	(383)	(10)	–	(393)
Purchased licences	–	(50)	–	(50)
Other	(364)	(420)	–	(784)
Share of result in associates	–	4	–	4
Adjusted operating profit	(30)	586	–	556
EBITDA margin	26.7%	33.9%	–	30.6%

Change at constant exchange rates	%	%
Voice revenue	10.5	(5.5)
Messaging revenue	23.9	(0.9)
Data revenue	11.5	62.0
Fixed line revenue	–	37.1
Other service revenue	82.4	(22.4)
Service revenue	14.7	(1.6)
Other revenue	(48.3)	(14.9)
Revenue	12.7	(2.9)
Direct costs	(2.5)	2.3
Customer costs	5.3	(1.6)
Operating expenses	39.5	3.8
EBITDA	9.2	(10.8)
Depreciation and amortisation:
Acquired intangibles	(13.7)	258.3
Purchased licences	–	100.0
Other	35.1	6.7
Share of result in associates	–	66.1
Adjusted operating profit	30.7	(37.9)
EBITDA margin movement (pps)	(0.8)	(2.7)

Notes:

(1)          The Group revised how it determines and discloses segmental EBITDA and adjusted operating profit during the year. Further details of this change are provided under the heading “change in presentation” on page 36.

(2)          Organic growth includes India but excludes Australia following the merger with Hutchison 3G Australia on 9 June 2009. See “acquisitions” on page 24 for further details.

FINANCIAL RESULTS

Revenue increased by 11.4% including a 7.4 percentage point benefit from foreign exchange rate movements, offset in part by the impact of the creation of a joint venture in June 2009 between Vodafone Australia and Hutchison 3G Australia which is presented under the “M&A activity” column in the table below. On an organic basis service revenue increased by 9.8%(*) reflecting a 42.2% increase in the mobile customer base and continued strong data revenue growth partially offset by a decline in mobile voice pricing. India contributed around 88%(*) of the region’s organic service revenue growth.

EBITDA grew by 3.4% with a 6.4 percentage point positive contribution from foreign exchange rate movements, offset in part by the creation of the joint venture in Australia. On an organic basis EBITDA increased by 1.4%(*) with EBITDA margin decreasing by 2.2 percentage points primarily reflecting the competitive pricing environment in India and the impact of launching services in Qatar.

	Organic change	M&A activity	Foreign exchange	Reported change
	%	pps	pps	%
Service revenue
India	14.7	–	3.2	17.9
Other Asia Pacific and Middle East	2.9	(4.5)	10.3	8.7
Asia Pacific and Middle East	9.8	(3.9)	7.2	13.1

Revenue – Asia Pacific and Middle East	8.6	(4.6)	7.4	11.4

EBITDA
India	9.2	–	3.4	12.6
Other Asia Pacific and Middle East	(4.8)	(6.0)	8.1	(2.7)
Asia Pacific and Middle East	1.4	(4.4)	6.4	3.4

Adjusted operating profit
India(1)	30.7	–	(7.4)	23.3
Other Asia Pacific and Middle East	(23.3)	(14.6)	5.3	(32.6)
Asia Pacific and Middle East	(25.9)	(15.2)	5.5	(35.6)

Note:

(1)  The percentage change represents the increase in the adjusted operating loss.

India

Service revenue grew by 14.7%(*) for the year, with fourth quarter growth of 6.5%(*) including a 0.3 percentage point(*) benefit from Indus Towers. The contribution to India’s revenue growth from Indus Towers for the fourth quarter was 6.6 percentage points(*) below that in the third quarter as the fourth quarter represented the first anniversary of significant revenue being earned from the network sharing joint venture. Mobile service revenue growth was driven by the increase in the customer base, with record net additions for the quarter of 9.5 million, partially offset by ongoing competitive pressure on mobile voice pricing. Customer penetration in the Indian mobile market reached an estimated 50% at 31 March 2010 representing an increase of 16.0 percentage points compared to 31 March 2009.

EBITDA grew by 9.2%(*) driven by the increased customer base and the 37.6% increase in total mobile minute usage during the year, with costs decreasing as a percentage of service revenue despite the pressure on pricing. Network expansion continued with the addition of 9,000 base stations by Indus Towers and an additional 16,000 by Vodafone Essar.

Other Asia Pacific and Middle East

Service revenue increased by 2.9%(*) driven by the performance of Egypt and Qatar. In Egypt service revenue grew by 1.3%(*) as pressure on voice pricing and a 1.0% impact of retrospective mobile termination rate reductions introduced in the fourth quarter was offset by 31% growth in the average customer base and 64.2% growth in data and fixed line revenue, with data driven by increased penetration of mobile internet devices. Having launched services in July 2009, Qatar increased its mobile customer base to 465,000 customers at 31 March 2010, representing 28% of the total population.

EBITDA declined 4.8%(*) with a similar decline in EBITDA margin due to pricing, recessionary pressures and the impact of start-up costs in Qatar offset in part by efficiency savings.

On 9 June 2009 Vodafone Australia successfully completed its merger with Hutchison 3G Australia to form a 50:50 joint venture, Vodafone Hutchison Australia Pty Limited. Since the merger the joint venture has performed well delivering 8% pro-forma service revenue growth in the fourth quarter and cost synergies to date of £65 million, in line with management’s expectations.

FINANCIAL RESULTS

Verizon Wireless(1)(2)

	2010	2009	% change
	£m	£m	£	Organic

Service revenue	15,898	12,862	23.6	6.3
Revenue	17,222	14,085	22.3	5.0
EBITDA	6,689	5,543	20.7	4.4
Interest	(298)	(217)	37.3
Tax(2)	(205)	(198)	3.5
Non-controlling interests	(80)	(78)	2.6
Discontinued operations	93	57	63.2
Group’s share of result in Verizon Wireless	4,112	3,542	16.1	8.0

KPIs (100% basis)
Customers (‘000)	92,801	86,552
Average monthly ARPU US($)	54.1	54.5
Churn	17.1%	15.9%
Messaging and data as a percentage of service revenue	28.7%	24.4%

Notes:

(1)          All amounts represent the Group’s share unless otherwise stated.

(2)          The Group’s share of the tax attributable to Verizon Wireless relates only to the corporate entities held by the Verizon Wireless partnership and certain state taxes which are levied on the partnership. The tax attributable to the Group’s share of the partnership’s pre-tax profit is included within the Group tax charge.

In the United States Verizon Wireless reported 6.2 million net mobile customer additions bringing its closing mobile customer base to 92.8 million, up 7.2%. Customer growth reflected recent market trends towards the prepaid segment alongside market leading customer churn.

Service revenue growth of 6.3%(*) was driven by the expanding customer base and robust data revenue derived from growth in multimedia handsets and smartphones.

The EBITDA margin remained strong despite the tougher competitive and economic environment. Efficiencies in operating expenses have been partly offset by a higher level of customer acquisition and retention costs, particularly for high-end devices including smartphones.

The integration of the recently acquired Alltel business is going according to plan. Store rebranding is complete and network conversions are well underway and on track. As part of the regulatory approval for the Alltel acquisition, Verizon Wireless is required to divest overlapping properties in 105 markets. On 26 April 2010, Verizon Wireless completed the sale of network and licence assets in 26 markets, corresponding to 0.9 million customers, to Atlantic Tele-Network for US$0.2 billion. Verizon Wireless has agreed to sell the network assets and mobile licences in the remaining 79 markets, corresponding to approximately 1.5 million customers, to AT&T for US$2.4 billion. This transaction remains subject to receipt of regulatory approval and is expected to complete by 30 June 2010.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows and funding

	2010 £m	2009 £m	%

Cash generated by operations	15,337	14,634	4.8

Cash capital expenditure(1)	(5,986)	(6,233)
Disposal of intangible assets and property, plant and equipment	48	317
Operating free cash flow	9,399	8,718	7.8

Taxation	(2,273)	(2,421)
Dividends received from associates and investments(2)	1,577	755
Dividends paid to non-controlling shareholders in subsidiaries	(56)	(162)
Interest received and paid	(1,406)	(1,168)
Free cash flow	7,241	5,722	26.5

Acquisitions and disposals(3)	(2,683)	(1,450)
Licence and spectrum payments	(989)	(735)
Amounts received from non-controlling shareholders(4)	613	618
Equity dividends paid	(4,139)	(4,013)
Purchase of treasury shares	–	(963)
Foreign exchange and other	864	(8,255)
Net debt decrease/(increase)	907	(9,076)
Opening net debt	(34,223)	(25,147)
Closing net debt	(33,316)	(34,223)	(2.7)

Notes:

(1)          Cash paid for purchase of intangible assets, other than licence and spectrum payments, and property, plant and equipment.

(2)          Year ended 31 March 2010 includes £389 million (2009: £303 million) from the Group’s interest in SFR and £1,034 million (2009: £333 million) from the Group’s interest in Verizon Wireless.

(3)          Year ended 31 March 2010 includes net cash and cash equivalents paid of £1,777 million (2009: £1,360 million) and assumed debt of £906 million (2009: £78 million). The year ended 31 March 2009 also includes a £12 million increase in net debt in relation to the change in consolidation status of Safaricom from a joint venture to an associate.

(4)          Year ended 31 March 2010 includes £613 million (2009: £591 million) in relation to Qatar.

Free cash flow increased by 26.5% to £7,241 million due to increased cash generated by operations, dividends received and lower taxation payments partially offset by higher interest payments. The Group invested £989 million in licences and spectrum including £223 million in respect of Turkey and £549 million in respect of Qatar, the latter of which was funded through the initial public offering in Qatar discussed on page 24.

Cash generated by operations increased by 4.8% to £15,337 million primarily driven by foreign exchange rates and working capital improvements. Cash capital expenditure decreased by £247 million primarily due to lower expenditure in India partially offset by higher reported spend in South Africa following the change from proportionate to full consolidation of Vodacom during the year. Capital intensity in Europe and Common Functions was 11.3%.

Payments for taxation decreased by £148 million primarily due to the one-time benefit of additional tax deductions in Italy offset by increased tax payments in the US and the impact of the full consolidation of Vodacom.

Dividends received from associates and investments increased by 108.9% to £1,577 million primarily due to the timing of the Verizon Wireless dividend, US$250 million of which had been deferred from the 2009 financial year, and the increase in the dividend agreed at the time of the Alltel acquisition.

Net interest payments increased by 20.4% to £1,406 million primarily due to higher average net debt and a proportionate increase in the amount of ZAR and INR denominated debt and an increase in cash payments relating to interest on the settlement of outstanding tax issues. The interest payments resulting from the 13.4% increase in average net debt at month end accounting dates and the change in our currency mix of net debt towards ZAR and INR denominated debt was partially offset by a reduction in underlying interest rates given our preference for floating rate borrowing.

LIQUIDITY AND CAPITAL RESOURCES

An analysis of net debt is as follows:

	2010	2009
	£m	£m

Cash and cash equivalents(1)	4,423	4,878

Short-term borrowings
Bonds	(1,174)	(5,025)
Commercial paper(2)	(2,563)	(2,659)
Put options over non-controlling interests	(3,274)	–
Bank loans	(3,460)	(893)
Other short-term borrowings(1)	(692)	(1,047)
	(11,163)	(9,624)

Long-term borrowings
Put options over non-controlling interests	(131)	(3,606)
Bonds, loans and other long-term borrowings	(28,501)	(28,143)
	(28,632)	(31,749)

Other financial instruments(3)	2,056	2,272

Net debt	(33,316)	(34,223)

Notes:

(1)          At 31 March 2010 the amount includes £604 million (2009: £691 million) in relation to collateral support agreements.

(2)          At 31 March 2010 US$245 million was drawn under the US commercial paper programme and amounts of €2,491 million, £161 million and US$33 million were drawn under the euro commercial paper programme.

(3)          Comprises i) mark-to-market adjustments on derivative financial instruments which are included as a component of trade and other receivables (2010: £2,128million; 2009: £2,707million) and trade and other payables (2010: £460million; 2009: £435million) and ii) short-term investments in index linked government bonds included as a component of other investments (2010: £388 million; 2009: £nil).

Net debt decreased by £907 million to £33,316 million primarily due to the impact of foreign exchange rate movements which decreased net debt by £1,038 million. The £7,241 million free cash flow generated during the period was primarily used to fund £4,131 million of dividend payments to shareholders, the additional stake in Vodacom purchased during the year as well as spectrum purchases in Turkey, Egypt and Italy.

The following table sets out the Group’s committed bank facilities:

		31 March
		2010
	Maturity	£m
Undrawn committed facilities:
US$5.0 billion committed revolving credit facility provided by 28 banks(1)	June 2012	3,308
US$4.1 billion committed revolving credit facility provided by 22 banks(1)	July 2011	2,709
Other committed credit facilities	Various	2,440
		8,457

Note:

(1)          Both facilities support US and euro commercial paper programmes of up to US$15 billion and £5 billion respectively.

The Group’s £2,563 million of commercial paper maturing within one year is covered 3.3 times by the £8.5 billion of undrawn credit facilities. In addition, the Group has historically generated significant amounts of free cash flow which can be allocated to pay dividends, repay maturing borrowings and pay for discretionary spending. The Group currently expects to continue generating significant amounts of free cash flow.

The Group has a €30 billion euro medium-term note (“EMTN”) programme and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2010 the total amounts in issue under these programmes split by currency were US$13.2 billion, £2.6 billion, €11.8 billion and other currencies £0.2 billion sterling equivalent.

LIQUIDITY AND CAPITAL RESOURCES

At 31 March 2010 the Group had bonds outstanding with a nominal value of £21,963 million (31 March 2009: £23,754 million). Details of bonds issued between 1 April 2009 and 30 September 2009 are included in the Group’s half-year financial report. Between 1 October 2009 and 31 March 2010 the following bonds were issued:

			Amount	Sterling equivalent	US shelf programme or
Date bond issued	Maturity of bond	Currency	million	million	EMTN programme
November 2009	November 2015	USD	500	329	US shelf programme
January 2010	January 2022	EUR	1,250	1,113	EMTN programme

Consistent with the development of its strategy the Group targets, on average, a low single A long-term credit rating. At 17 May 2010 the credit ratings were as follows:

Rating agency	Rating date	Type of debt	Rating	Outlook

Standard & Poor’s	30 May 2006	Short-term	A-2
	30 May 2006	Long-term	A-	Negative

Moody’s	30 May 2006	Short-term	P-2
	16 May 2007	Long-term	Baa1	Stable

Fitch Ratings	30 May 2006	Short-term	F2
	30 May 2006	Long-term	A-	Negative

The Group’s credit ratings enable it to have access to a wide range of debt finance including commercial paper, bonds and committed bank facilities. Credit ratings are not a recommendation to purchase, hold or sell securities in as much as ratings do not comment on market price or suitability for a particular investor and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

Dividends

The directors are proposing a final dividend of 5.65 pence per share representing a 8.7% increase over last year’s final dividend. Total dividends for the year increased by 7% to 8.31 pence per share.

The ex-dividend date is 2 June 2010 for ordinary shareholders, the record date for the final dividend is 4 June 2010 and the dividend is payable on 6 August 2010. Dividend payments on ordinary shares will be paid by direct credit into a nominated bank or building society account or, alternatively, into the Company’s dividend reinvestment plan. The Company no longer pays dividends by cheque. Ordinary shareholders who have not already done so should provide appropriate bank account details to us. Please refer to www.vodafone.com/investor for further information.

Option agreements and similar arrangements

The Group is party to a number of option agreements which could result in it being required to pay cash to maintain or increase its equity interests in its operations in India and the United States. In relation to India, the Group granted put options exercisable between 8 May 2010 and 8 May 2011 to members of the Essar group of companies that, if exercised, would allow the Essar group to sell its 33% shareholding in Vodafone Essar to the Group for US$5 billion or to sell up to US$5 billion worth of Vodafone Essar shares to the Group at an independently appraised fair market value. Details of other call and put option agreements, including that in relation to the United States, are available on page 44 of the Group’s annual report for the year ended 31 March 2009.

ACQUISITIONS

The Group invested a net £1,777 million(1) in acquisition activities during the year ended 31 March 2010. An analysis of the significant transactions is shown below.

£m

Acquisition of additional 15.0% stake in Vodacom	1,577
Other	200
1,777

Note:

(1)          Amounts are shown net of cash and cash equivalents acquired or disposed.

On 20 April 2009 the Group acquired an additional 15% stake in Vodacom for cash consideration of ZAR 20.6 billion (£1.6 billion). On 18 May 2009 Vodacom became a subsidiary following the listing of its shares on the Johannesburg Stock Exchange and concurrent termination of the shareholder agreement with Telkom SA Limited, the seller and previous joint venture partner. During the period from 20 April 2009 to 18 May 2009 the Group continued to account for Vodacom as a joint venture, proportionately consolidating 65% of the results of Vodacom.

On 10 May 2009 Vodafone Qatar completed a public offering of 40.0% of its authorised share capital raising QAR 3.4 billion (£0.6 billion). The shares were listed on the Qatar exchange on 22 July 2009. Qatar launched full services on its network on 7 July 2009.

On 9 June 2009 Vodafone Australia completed its merger with Hutchison 3G Australia to form a 50:50 joint venture, Vodafone Hutchison Australia Pty Limited, which, in due course, will market its products and services solely under the Vodafone brand. To equalise the value difference between the respective businesses Vodafone will receive a deferred payment of AUS$500 million which is expected to be received in the 2011 financial year. The combined business is proportionately consolidated as a joint venture.

In December 2009 the Group acquired a 49% interest in each of two companies that hold indirect equity interests in Vodafone Essar Limited (‘Vodafone India’) following the partial exercise of options which are described on page 44 of the Group’s 2009 annual report. As a result the Group increased its aggregate direct and indirect equity interest in Vodafone India from 51.58% to 57.59%.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement

	2010 £m	2009 £m

Revenue	44,472	41,017

Cost of sales	(29,439)	(25,842)

Gross profit	15,033	15,175

Selling and distribution expenses	(2,981)	(2,738)
Administrative expenses	(5,328)	(4,771)
Share of result in associates	4,742	4,091
Impairment losses, net	(2,100)	(5,900)
Other income and expense	114	–

Operating profit	9,480	5,857

Non-operating income and expense	(10)	(44)
Investment income	716	795
Financing costs	(1,512)	(2,419)

Profit before taxation	8,674	4,189

Income tax expense	(56)	(1,109)

Profit for the financial year	8,618	3,080

Attributable to:
– Equity shareholders	8,645	3,078
– Non-controlling interests	(27)	2

	8,618	3,080
Earnings per share
– Basic	16.44p	5.84p
– Diluted	16.36p	5.81p

Consolidated statement of comprehensive income

	2010	2009
	£m	£m

Gains/(losses) on revaluation of available-for-sale investments, net of tax	206	(2,383)
Foreign exchange translation differences, net of tax	(1,021)	12,375
Net actuarial losses on defined benefit pension schemes, net of tax	(104)	(163)
Revaluation gain	860	68
Foreign exchange gains transferred to the income statement	(84)	(3)
Fair value losses transferred to the income statement	3	–
Other, net of tax	67	(40)

Other comprehensive (loss)/income	(73)	9,854

Profit for the financial year	8,618	3,080

Total comprehensive income for the year	8,545	12,934

Attributable to:
– Equity shareholders	8,312	13,037
– Non-controlling interests	233	(103)
	8,545	12,934

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of financial position

	2010 £m	2009 £m
Non-current assets
Goodwill	51,838	53,958
Other intangible assets	22,420	20,980
Property, plant and equipment	20,642	19,250
Investments in associates	36,377	34,715
Other investments	7,591	7,060
Deferred tax assets	1,033	630
Post employment benefits	34	8
Trade and other receivables	2,831	3,069
	142,766	139,670
Current assets
Inventory	433	412
Taxation recoverable	191	77
Trade and other receivables	8,784	7,662
Other investments	388	–
Cash and cash equivalents	4,423	4,878
	14,219	13,029

Total assets	156,985	152,699

Equity
Called up share capital	4,153	4,153
Additional paid-in capital	153,509	153,348
Treasury shares	(7,810)	(8,036)
Retained losses	(79,655)	(83,820)
Accumulated other comprehensive income	20,184	20,517
Total equity shareholders’ funds	90,381	86,162

Non-controlling interests	3,379	1,787
Put options over non-controlling interests	(2,950)	(3,172)
Total non-controlling interests	429	(1,385)

Total equity	90,810	84,777

Non-current liabilities
Long-term borrowings	28,632	31,749
Deferred tax liabilities	7,377	6,642
Post employment benefits	237	240
Provisions	497	533
Trade and other payables	816	811
	37,559	39,975
Current liabilities
Short-term borrowings	11,163	9,624
Current taxation liabilities	2,874	4,552
Provisions	497	373
Trade and other payables	14,082	13,398
	28,616	27,947

Total equity and liabilities	156,985	152,699

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of changes in equity

	Share capital £m	Additional paid-in capital £m	Treasury shares £m	Accumulated comprehensive income £m	Equity shareholders’ funds £m	Non- controlling interests £m	Total £m

1 April 2008	4,182	153,139	(7,856)	(71,422)	78,043	(1,572)	76,471

Issue or reissue of shares	3	4	65	(44)	28	–	28
Purchase of own shares	–	–	(1,000)	–	(1,000)	–	(1,000)
Redemption or cancellation of shares	(32)	47	755	(770)	–	–	–
Share-based payment	–	158	–	–	158	–	158
Acquisition of subsidiaries	–	–	–	(87)	(87)	436	349
Comprehensive income	–	–	–	13,037	13,037	(103)	12,934
Dividends	–	–	–	(4,017)	(4,017)	(162)	(4,179)
Other	–	–	–	–	–	16	16
31 March 2009	4,153	153,348	(8,036)	(63,303)	86,162	(1,385)	84,777
Issue or reissue of shares	–	–	189	(119)	70	–	70
Share-based payment	–	161	–	–	161	–	161
Acquisition of subsidiaries	–	–	–	(133)	(133)	1,636	1,503
Comprehensive income	–	–	–	8,312	8,312	233	8,545
Dividends	–	–	–	(4,131)	(4,131)	(56)	(4,187)
Other	–	–	37	(97)	(60)	1	(59)
31 March 2010	4,153	153,509	(7,810)	(59,471)	90,381	429	90,810

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of cash flows

	2010 £m	2009 £m

Net cash flow from operating activities	13,064	12,213

Cash flows from investing activities
Purchase of interests in subsidiares and joint ventures, net of cash acquired	(1,777)	(1,389)
Purchase of intangible assets	(2,134)	(1,764)
Purchase of property, plant and equipment	(4,841)	(5,204)
Purchase of investments	(522)	(133)
Disposal of interests in subsidiaries, net of cash disposed	–	4
Disposal of interests in associates	–	25
Disposal of property, plant and equipment	48	317
Disposal of investments	17	253
Dividends received from associates	1,436	647
Dividends received from investments	141	108
Interest received	195	302
Net cash flow from investing activities	(7,437)	(6,834)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares	70	22
Net movement in short-term borrowings	227	(25)
Proceeds from issue of long-term borrowings	4,217	6,181
Repayment of borrowings	(5,184)	(2,729)
Purchase of treasury shares	–	(963)
B share capital redemption	–	(15)
Equity dividends paid	(4,139)	(4,013)
Dividends paid to non-controlling shareholders in subsidiares	(56)	(162)
Amounts received from non-controlling shareholders	613	618
Interest paid	(1,601)	(1,470)
Net cash flow from financing activities	(5,853)	(2,556)

Net cash flow	(226)	2,823

Cash and cash equivalents at beginning of the financial year	4,846	1,652
Exchange (loss)/gain on cash and cash equivalents	(257)	371
Cash and cash equivalents at end of the financial year	4,363	4,846

CONSOLIDATED FINANCIAL STATEMENTS

1.  Basis of preparation

The preliminary results for the year ended 31 March 2010 are an abridged statement of the full annual report which was approved by the Board of directors on 18 May 2010. The consolidated financial statements within the full annual report are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. They are also prepared in accordance with IFRS adopted by the European Union (“EU”), the Companies Act 2006 and Article 4 of the EU IAS Regulations.

The auditors’ report on those consolidated financial statements was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report, and did not contain statements under section 498(2) or 498(3) of the Companies Act 2006. The preliminary results do not comprise statutory accounts within the meaning of section 434(3) of the Companies Act 2006. The annual report for the year ended 31 March 2010 will be delivered to the Registrar of Companies following the Company’s annual general meeting to be held on 27 July 2010.

The financial information included in this preliminary announcement does not itself contain sufficient information to comply with IFRS. The Company will publish full financial statements that comply with IFRS in June 2010.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

IFRIC 13 – “Customer loyalty programmes” and IAS 23 (Revised) – “Borrowing costs”

The Group adopted IFRIC 13 and IAS 23 (Revised) on 1 April 2009. The adoption of this standard and interpretation did not result in a material impact on the Group’s results or financial position. See page 27 of the half-year financial report for the period ended 30 September 2009 for further details.

IAS 1 (Revised) – “Presentation of financial statements”

The Group adopted IAS 1 (Revised) on 1 April 2009. A separate consolidated statement of changes in equity is now included as part of the primary financial statements. The Group changed the naming of the primary financial statements and adopted certain new terminology set out in the revised standard.

IFRS 7 – “Financial Instruments: Disclosure”

The Group adopted an amendment to IFRS 7 on 1 April 2009. The standard requires enhanced disclosures regarding fair value measurements and liquidity risk. The adoption of this standard did not impact the Group’s results or financial position.

2.  Equity dividends

	2010 £m	2009 £m

Declared during the financial year:

Final dividend for the year ended 31 March 2009: 5.20 pence per share
(2008: 5.02 pence per share)	2,731	2,667
Interim dividend for the year ended 31 March 2010: 2.66 pence per share
(2009: 2.57 pence per share)	1,400	1,350

	4,131	4,017
Proposed after the end of the reporting period and not recognised as a liability:

Final dividend for the year ended 31 March 2010: 5.65 pence per share
(2009: 5.20 pence per share)	2,976	2,731

USE OF NON-GAAP FINANCIAL INFORMATION

In the discussion of the Group’s reported financial position, operating results and cash flows, information is presented to provide readers with additional financial information that is regularly reviewed by management. However this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

A summary of certain non-GAAP measures included in this results announcement, together with details of where additional information and reconciliation to the nearest equivalent GAAP measure can be found, is shown below.

Non-GAAP measure	Equivalent GAAP measure	Location in this results announcement of reconciliation and further information
EBITDA	Operating profit	Group results on page 9

Adjusted operating profit	Operating profit	Group results on page 9

Adjusted profit before tax	Profit before tax	Taxation on page 11

Adjusted effective tax rate	Income tax expense as a percentage of profit before taxation	Taxation on page 11

Adjusted profit attributable to equity shareholders	Profit attributable to equity shareholders	Earnings per share on page 12

Operating free cash flow	Cash generated by operations	Cash flows and funding beginning on page 21

Free cash flow	Cash generated by operations	Cash flows and funding beginning on page 21

ADDITIONAL INFORMATION

Regional results(1)

	Revenue		EBITDA		Adjusted operating profit/(loss)		Capital expenditure		Operating free cash flow
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Europe
Germany	8,008	7,847	3,122	3,225	1,695	1,835	766	750	2,355	2,449
Italy	6,027	5,547	2,843	2,565	2,107	1,839	610	521	2,254	1,966
Spain	5,713	5,812	1,956	2,034	1,310	1,421	543	632	1,481	1,624
UK	5,025	5,392	1,141	1,368	155	328	494	446	662	934
Other Europe
Greece	1,158	1,251	311	439	99	225	164	140	177	284
Netherlands	1,807	1,653	612	533	400	329	162	131	498	376
Portugal	1,227	1,210	506	476	329	304	169	130	365	324
Other(2)	1,162	1,215	436	509	249	324	123	110	358	417
Associates	–	–	–	–	574	520	–	–	–	–
	5,354	5,329	1,865	1,957	1,651	1,702	618	511	1,398	1,401
Intra-region eliminations	(249)	(293)	–	–	–	–	–	–	–	–
	29,878	29,634	10,927	11,149	6,918	7,125	3,031	2,860	8,150	8,374
Africa and Central Europe
Vodacom	4,450	1,778	1,528	606	520	373	520	237	1,092	338
Other Africa and Central Europe
Romania	816	969	350	448	99	200	122	136	228	336
Turkey	1,148	1,124	(8)	151	(198)	(69)	385	236	(350)	(211)
Other	1,612	1,630	457	515	106	171	362	253	140	188
	8,026	5,501	2,327	1,720	527	675	1,389	862	1,110	651
Asia Pacific and Middle East
India	3,114	2,689	807	717	(37)	(30)	853	1,351	(7)	(603)
Other Asia Pacific and Middle East
Egypt	1,351	1,285	673	654	430	432	228	259	488	394
Other	2,017	1,846	360	408	(35)	154	324	265	138	172
Intra-region eliminations	(1)	(1)	–	–	–	–	–	–	–	–
	6,481	5,819	1,840	1,779	358	556	1,405	1,875	619	(37)
Verizon Wireless	–	–	–	–	4,112	3,542	–	–	–	–
Common Functions	269	216	(359)	(158)	(449)	(141)	367	312	(480)	(270)
Inter-region eliminations	(182)	(153)	–	–	–	–	–	–	–	–
Group	44,472	41,017	14,735	14,490	11,466	11,757	6,192	5,909	9,399	8,718

Notes:

(1)   The Group revised how it determines and discloses segmental EBITDA and adjusted operating profit during the year. Further details of this change are provided under the heading “change in presentation” on page 36.

(2)   Includes elimination of £11 million (2009: £11 million) of intercompany revenue between operating companies within the Other Europe segment.

See page 30 for use of non-GAAP financial information and page 36 for definition of terms.

ADDITIONAL INFORMATION

Service revenue – quarter ended 31 March

		Group(1)		Europe	Africa and Central Europe		Asia Pacific and Middle East
	2010	2009	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	6,891	6,860	4,146	4,661	1,495	981	1,250	1,219
Messaging revenue	1,221	1,153	921	928	159	110	140	115
Data revenue	1,118	869	830	714	160	69	127	86
Fixed line revenue	844	795	756	732	64	47	24	16
Other service revenue	438	306	290	184	68	38	112	115
Service revenue	10,512	9,983	6,943	7,219	1,946	1,245	1,653	1,551

				% change
		Group		Europe	Africa and Central Europe		Asia Pacific and Middle East
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Voice revenue	0.5	(5.4)	(11.0)	(9.1)	52.4	(0.2)	2.5	3.5
Messaging revenue	5.9	3.2	(0.8)	1.6	44.5	4.0	21.7	22.6
Data revenue	28.7	20.3	16.2	18.8	131.9	31.5	47.7	17.4
Fixed line revenue	6.2	6.0	3.3	6.2	36.2	(71.4)	50.0	23.7
Other service revenue	43.1	34.3	57.6	56.5	78.9	16.1	(2.6)	(3.4)
Service revenue	5.3	(0.2)	(3.8)	(1.7)	56.3	2.4	6.6	5.0

		Germany		Italy		Spain		UK		Vodacom		India
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Voice revenue	937	1,046	859	926	898	1,000	635	775	833	334	692	656
Messaging revenue	193	200	216	227	90	108	274	228	71	25	35	24
Data revenue	284	229	138	117	127	131	161	121	109	30	44	43
Fixed line revenue	478	496	144	120	80	76	8	8	47	25	1	–
Other service revenue	29	30	65	34	48	43	100	78	45	15	71	68
Service revenue	1,921	2,001	1,422	1,424	1,243	1,358	1,178	1,210	1,105	429	843	791

						% change
		Germany		Italy		Spain		UK		Vodacom		India
	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic	Reported	Organic

Service revenue	(4.0)	(1.6)	(0.1)	2.3	(8.5)	(6.2)	(2.6)	(2.6)	157.6	4.6	6.6	6.5

ADDITIONAL INFORMATION

Reconciliation of adjusted earnings

	Note	Reported £m	Adjustments £m	Adjusted £m
2010

Operating profit	(1)	9,480	1,986	11,466

Non-operating income and expense		(10)	10	–
Investment income and expense	(2)	(796)	(106)	(902)
Profit before taxation		8,674	1,890	10,564

Income tax expense	(3)	(56)	(2,064)	(2,120)
Profit for the financial year		8,618	(174)	8,444

Attributable to:
– Equity shareholders		8,645	(174)	8,471
– Non-controlling interests		(27)	–	(27)

Basic earnings per share		16.44p		16.11p

Notes:

(1)          Adjustment consists of the impairment losses in relation to Vodafone India, the gain on disposal arising from the merger of Vodafone Australia with Hutchison 3G Australia and the reversal of the licence impairment charge in relation to Vodafone Turkey.

(2)          Includes a £201 million adjustment in relation to interest on settlement of German tax claim partially offset by a £1 million adjustment in relation to foreign exchange on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank which completed in April 2006 and a £94 million adjustment in relation to equity put rights and similar arrangements.

(3)          Includes £2,103 million relating to the conclusion of the 2001 tax audit in respect of write down in Germany and a £39 million adjustment relating to tax on the adjustments used to derive adjusted profit before tax.

Reconciliation of adjusted earnings

	Note	Reported £m	Adjustments £m	Adjusted £m
2009

Operating profit	(1)	5,857	5,900	11,757

Non-operating income and expense	(2)	(44)	44	–
Investment income and expense	(3)	(1,624)	335	(1,289)
Profit before taxation		4,189	6,279	10,468

Income tax expense	(4)	(1,109)	(300)	(1,409)
Profit for the financial year		3,080	5,979	9,059

Attributable to:
– Equity shareholders		3,078	5,979	9,057
– Non-controlling interests		2	–	2

Basic earnings per share		5.84p		17.17p

Notes:

(1)          Adjustment relates to the £5,900 million impairment losses for operations in Spain, Turkey and Ghana.

(2)          Includes a £39 million adjustment in relation to the broad based black economic empowerment transaction undertaken by Vodacom.

(3)          Includes a £570 million adjustment in relation to equity put rights and similar arrangements offset by £235 million adjustment in relation to foreign exchange on certain intercompany balances and on financial instruments received as consideration in the disposal of Vodafone Japan to SoftBank, which completed in April 2006.

(4)          Represents a £155 million adjustment relating to tax on the adjustments used to derive adjusted profit before tax and £145 million relating to foreign exchange on tax balances.

ADDITIONAL INFORMATION

Mobile customers(1)

(in thousands)
	1 January	Net	Other	31 March
Country	2010	additions	movements	2010	Prepaid

Europe
Germany	34,625	(87)	–	34,538	53.4%
Italy	22,966	282	–	23,248	86.2%
Spain(2)	16,910	210	(375)	16,745	37.5%
UK	19,114	(97)	–	19,017	54.4%
	93,615	308	(375)	93,548	60.8%

Other Europe
Albania	1,675	5	–	1,680	94.0%
Greece	6,556	(533)	–	6,023	72.0%
Ireland	2,145	–	–	2,145	67.5%
Malta	224	4	–	228	84.7%
Netherlands	4,800	(93)	–	4,707	39.9%
Portugal	5,908	44	–	5,952	80.4%
	21,308	(573)	–	20,735	68.6%
Europe	114,923	(265)	(375)	114,283	62.2%

Africa and Central Europe
Vodacom(3)	40,454	(562)	–	39,892	88.5%
Czech Republic	3,006	1	–	3,007	47.1%
Ghana	2,710	115	–	2,825	99.6%
Hungary	2,602	16	–	2,618	55.6%
Poland	3,424	(77)	–	3,347	48.4%
Romania	9,663	67	–	9,730	62.3%
Turkey	15,665	164	–	15,829	84.1%
Africa and Central Europe	77,524	(276)	–	77,248	76.5%

Asia Pacific and Middle East
India(4)	91,402	9,456	–	100,858	94.3%
Australia	3,409	116	–	3,525	45.7%
Egypt	23,325	1,280	–	24,605	96.0%
Fiji	355	14	–	369	96.4%
New Zealand	2,493	11	–	2,504	70.2%
Qatar	354	111	–	465	93.3%
Asia Pacific and Middle East	121,338	10,988	–	132,326	91.7%
Group	313,785	10,447	(375)	323,857	77.4%

Reconciliation to proportionate
Group	313,785	10,447	(375)	323,857
Non-controlling interests subsidiaries	(58,827)	(3,659)	–	(62,486)
Verizon Wireless	41,062	698	–	41,760	9.1%
Other associates and investments	36,963	1,051	–	38,014	97.4%
Proportionate	332,983	8,537	(375)	341,145	84.1%

Europe	123,821	(286)	(375)	123,160	58.9%
Africa and Central Europe	65,761	70	–	65,831	79.9%
Asia Pacific and Middle East	102,339	8,055	–	110,394	97.8%
Verizon Wireless	41,062	698	–	41,760	9.1%

Notes:

(1)          Group customers represent subsidiaries on a 100% basis and joint ventures (being Italy, Poland, Australia and Fiji) based on the Group’s equity interests. Proportionate customers are based on the Group’s equity interests in subsidiaries, joint ventures, associates and other investments. Further details of the Group’s equity interests are provided in notes 12 to 15 of the Group’s annual report.

(2)          Other movements for Spain comprise disconnections resulting from a regulatory driven change in the prepaid registration policy.

(3)          Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

(4)          Proportionate customers are based on equity interests at 31 March 2010. However the calculation of proportionate customers for India also assumes the exercise of call options that could increase the Group’s aggregate direct and indirect equity interest from 57.59% to 66.98%. These call options can only be exercised in accordance with Indian law prevailing at the time of exercise.

ADDITIONAL INFORMATION

Annualised mobile customer churn – quarter ended 31 March 2010

Country	Contract	Prepaid	Total

Germany	15.4%	36.2%	26.5%

Italy	22.8%	23.5%	23.4%

Spain(1)	21.2%	64.1%	37.9%

UK	16.2%	56.5%	38.5%

Vodacom(2)	8.5%	49.3%	44.6%

India	25.9%	39.6%	38.8%

Notes:

1.               Churn for Spain includes the impact of a regulatory driven change in the prepaid registration policy, which increased disconnections by 375,000 in the quarter. The underlying prepaid customer churn, excluding this change, was 41.3% and total churn was 29.0%

2.               Vodacom refers to the Group’s interests in Vodacom Group Limited and its subsidiaries, including those located outside of South Africa.

OTHER INFORMATION

Notes:

1.

Vodafone, the Vodafone logo, Vodafone Mobile Connect, Vodafone One Net and Vodacom are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

2.

All growth rates reflect a comparison to the year ended 31 March 2009 unless otherwise stated. References to the “third” or “previous quarter” are to the quarter ended 31 December 2009 unless otherwise stated. References to the “fourth quarter” are to the quarter ended 31 March 2010 unless otherwise stated.

3.

All amounts marked with an “(*)” represent organic growth which presents performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates. All relevant calculations of organic growth include Vodacom (except the results of Gateway) at the current level of ownership and exclude all results of the Group’s business in Australia. The in-country acquisition of Alltel by Verizon Wireless has been included on a pro-forma basis assuming the business was acquired at the beginning of the comparative period.

4.	Reported growth is based on amounts in pounds sterling as determined under IFRS.
5.	Quarterly historical information including service revenue, customers, churn, voice usage and ARPU is provided in a spreadsheet available at www.vodafone.com/investor.

Copyright © Vodafone Group 2010

Definitions of terms

Term	Definition

Free cash flow	Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, and dividends paid to non-controlling shareholders in subsidiaries.

Operating costs	Operating expenses plus customer costs other than acquisition and retention costs.

Operating free cash flow

Cash generated from operations after cash payments for capital expenditure (excludes licence and spectrum payments) and cash receipts from the disposal of intangible assets and property, plant and equipment.

Organic growth	The percentage movements in organic growth are presented to reflect operating performance on a comparable basis, both in terms of merger and acquisition activity and foreign exchange rates.

For definitions of other terms please refer to page 143 of the Group’s annual report for the year ended 31 March 2009.

Change in presentation

During the year the Group changed how it determines and discloses segmental EBITDA and adjusted operating profit in order to ensure the Group’s disclosures better reflect the contribution of each segment to the Group’s underlying operating performance and remain consistent with internal reporting to management. The changes do not impact Vodafone’s consolidated results.

Intercompany revenue and expenses arising from royalty fees for the use of the Vodafone brand, which were previously included within operating expenses, are now excluded from the calculation of EBITDA and adjusted operating profit of each segment and Common Functions. In addition, intercompany charges for fixed asset usage, which were also previously included within operating expenses, are now reported within depreciation for purposes of calculating EBITDA of each segment.

As a result of the above changes:

•               each operating company’s EBITDA, and therefore operating free cash flow, is now stated before intercompany royalty fees for use of the Vodafone brand and intercompany charges which are based on depreciation;

•               each operating company’s adjusted operating profit is now stated before intercompany royalty fees for use of the Vodafone brand; and

•               Common Functions EBITDA and adjusted operating profit are now primarily comprised of the results of partner markets and the net result of unallocated central Group costs and exclude the income from intercompany royalty fees.

All periods are presented on the revised basis.

Other

1)                                 Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN.

2)                                 The preliminary results will be available on the Vodafone Group Plc website, www.vodafone.com/investor from 18 May 2010.

For further information:
Vodafone Group Plc
Investor Relations	Media Relations
Telephone: +44 1635 33251	Telephone: +44 1635 664 444

Forward-looking statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include statements with respect to expectations regarding the Group’s financial condition or results of operations contained within the Chief Executive’s statement on pages 3 to 6, expectations regarding the 7% dividend per share three year growth target on pages 5 and 8, and the guidance for the 2011 financial year and the three year free cash flow guidance on page 8 of this document and expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends including customer mix and usage, competitive pressures and price trends; intentions and expectations regarding the development and launch of products, services and technologies introduced by Vodafone or by Vodafone in conjunction with third parties; anticipated benefits to the Group from cost reduction or efficiency programmes, including the new £1 billion cost reduction programme and the two year working capital reduction programme; growth in customers and usage; growth in mobile data, enterprise and broadband; expectations regarding foreign exchange rates; expectations regarding revenue, adjusted operating profit, capitalised fixed asset additions, EBITDA margins, capital expenditure, depreciation and amortisation charges, free cash flow and tax rates for the 2010 financial year; expectations regarding European capital intensity, capital expenditures, mobile termination rate cuts and depreciation and amortisation charges; expectations regarding the integration or performance of current and future investments, associates, joint ventures and newly acquired businesses including deferred payments, and the impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services; greater than anticipated competitive activity, from both existing competitors and new market entrants, which could require changes to the Group’s pricing models, lead to customer churn or make it more difficult to acquire new customers; the impact of investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology; higher than expected costs or capital expenditures; slower than expected customer growth and reduced customer retention; changes in the spending patterns of new and existing customers and the possibility that new products and services will not be commercially accepted or perform according to expectations; the Group’s ability to renew or obtain necessary licences; the Group’s ability to achieve cost savings; the Group’s ability to execute its strategy in mobile data, enterprise and broadband and in emerging markets; changes in foreign exchange rates or interest rates; the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing; unfavourable consequences of acquisitions or disposals; changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the EU to regulate rates the Group is permitted to charge; the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry; loss of suppliers or disruption of supply chains; the Group’s ability to satisfy working capital and other requirements through access to bank facilities, funding in the capital markets and operations; changes in statutory tax rates or profit mix which might impact the weighted average tax rate; changes in tax legislation or final resolution of open tax issues which might impact the Group’s tax payments or effective tax rate; and changes in exchange rates, including, particularly, the exchange rate of pounds sterling to the euro and the US dollar.

No assurance can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 19, 2010	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary